July 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:	Aberdeen Standard Investments ETFs
Registration Statement filed on Form N-1A
File Nos. 333-198170 and 811-22986

Dear Ms. Rossotto:

On behalf of Aberdeen Standard Investments ETFs (the “Registrant”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Brooke Clark and Marylyn Harrell on July 6, 2021, relating to Post-Effective Amendment No. 31 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) filed on May 20, 2021, with respect to Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF, Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF and Aberdeen Bloomberg Industrial Metals Strategy K-1 Free ETF (each, a “Fund”).

For your convenience, the substance of those comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

PROSPECTUS

1.	Comment: With respect to the fees and expenses of each Fund, please confirm that “Other Expenses of the Subsidiary” are zero or update accordingly.

Response: The Registrant confirms that “Other Expenses of the Subsidiary” are zero.

2.	Comment: With respect to the fees and expenses of each Fund, please consider expressing the “Fee Waiver” as a positive number.

Response: The Registrant will revise the Prospectus to express the “Fee Waiver” as a positive number.

3.	Comment: Please explain why the portfolio turnover rate for Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF and Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF is “0%” and whether any portfolio turnover is anticipated in the future.

Response: The Registrant notes that in accordance with industry practice, derivative instruments and instruments with a maturity of one year or less at the time of acquisition are excluded from the calculation of the portfolio turnover rate, which resulted in a portfolio turnover rate of 0% for the Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF and Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF. As a result of the foregoing, the Registrant anticipates that each Fund’s portfolio turnover rate will remain consistent in the future. The Registrant will add disclosure to the Portfolio Turnover section of each Fund’s summary section to clarify that the portfolio turnover rate would be higher if these instruments were included in the calculation.

4.	Comment: The Staff notes that Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF and Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF each disclose in its Principal Investment Strategies section the following: “The remainder of the Fund’s assets that are not invested in the Subsidiary (i.e., at least 75% of the Fund’s total assets) will principally be invested in: (1) short-term investment grade fixed-income securities that include U.S. government securities and money market instruments; and (2) cash and other cash equivalents. The Fund will exercise its discretion to use such instruments to most efficiently utilize the cash balances arising from the use of futures contracts and generate a total return for investors.” Given this disclosure, please supplementally state and clarify in each Fund’s Principal Investment Strategies section whether the Fund is an index fund, is not an index fund or is some other type of fund (e.g., enhanced index or non-traditional).

Response: The Registrant will revise the disclosure in each Fund’s Principal Investment Strategies section to clarify that the Fund will operate as an index fund and is not actively managed.

5.	Comment: Please supplementally explain why each Fund is considered a passive fund. Please also supplementally explain how each of Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF’s and Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF’s new principal investment strategies are different from the current principal investment strategies of each Fund.

Response: As disclosed in a supplement filed on June 3, 2021, effective on or about August 3, 2021, each of the Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF and Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF will no longer operate as actively managed funds, and will instead employ a “passive management” investment approach designed to seek to track the performance of an underlying index.

In seeking to track the performance of each Fund’s underlying index, the Advisor or Sub-Advisor uses a “passive” or indexing approach to attempt to achieve its investment objective. Using this approach, the Advisor or Sub-Advisor determines the type, quantity and mix of investment positions that it believes, in combination, the Fund should hold to produce returns consistent with the Index. The Fund does not try to outperform the Index and does not generally take temporary defensive positions. The Fund may invest in or gain exposure to only a representative sample of the instruments in the Index or to instruments not contained in the Index or in financial instruments, with the intent of obtaining exposure with aggregate characteristics similar to those of the Index.

6.	Comment: Please supplementally explain the business and other reasons behind why Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF and Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF are changing from active to passive funds.

Response: The Registrant has decided to change Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF and Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF from active to passive funds for multiple reasons, including the potential reduction of certain risks associated with active management and investor interest in passive funds. The Registrant notes that, although the Funds are converting from active to passive, they will continue to provide exposure to the same asset class. The Registrant further notes that several of its peers have similarly changed from active to passive funds.

7.	Comment: Please revise the Principal Investment Strategies section with regard to each Fund to focus on the nature of the Fund’s index. Please include disclosure regarding how each Fund intends to track the corresponding index, when it will deviate from the index, and when and why the Fund will buy and sell securities.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

8.	Comment: Please revise the following sentence in plain English in each Funds’ Principal Investment Strategies section: “‘Representative sampling’ is an indexing strategy that involves investing in a representative sample of constituent instruments that has a collective investment profile similar to that of the Index.” Additionally please disclose what the components of each Fund’s index are and how the Fund anticipates tracking the index.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

9.	Comment: Please clarify what “in the aggregate” means in the following sentence in each Funds’ Principal Investment Strategies section: “The instruments selected for investment by the Fund are expected to have, in the aggregate, investment characteristics and liquidity measures similar to those of the Index.”

Response: The Registrant will revise the disclosure to address the Staff’s comment.

10.	Comment: Please explain futures in plain English in each Funds’ Principal Investment Strategies section.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

11.	Comment: Each Fund’s Principal Investment Strategies section references “pooled investment vehicles.” If any of those vehicles are private funds, please so disclose.

Response: Consistent with prior correspondence with the Staff, the Registrant confirms that for purposes of each Fund’s principal investment strategy, “pooled investment vehicles” do not include private funds.

12.	Comment: Express each Fund’s principal investment strategy with respect to the corresponding index using consistent terms throughout the Registration Statement.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

13.	Comment: Please explain what type of commodities underlie each Fund’s investments. If a Fund will invest in cryptocurrency futures, please so disclose. Please further disclose how futures are used to achieve each Funds’ investment objective of providing investment results that closely correspond to the performance of the corresponding index.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

14.	Comment: Each Fund’s Principal Investment Strategies section states that the “The Fund will exercise its discretion to use such instruments to most efficiently utilize the cash balances arising from the use of futures contracts and generate a total return for investors.” Please explain how this is consistent with passive investing.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

15.	Comment: Each Fund’s Principal Investment Strategies section states that “under normal market conditions, the Subsidiary is expected to invest in futures contracts in proportional weights and allocations that are similar to the Index.” Please clarify.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

16.	Comment: Please explain how each Fund’s generation of total return for investors is consistent with the Fund tracking the performance of the corresponding index.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

17.	Comment: In or near the beginning of each Fund’s Principal Investment Strategies section, please disclose each Fund’s index, what the index is intended to do and each index’s component selection criteria, including how components are included and excluded, index rating methodology, the name of the index and index provider, rebalance and reconstitution process, including frequency, how and when the indices change, and the approximate number of index components.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

18.	Comment: The Staff notes that “Commodity” is capitalized in each Fund’s Principal Investment Strategies section. Please define this term or revise accordingly.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

19.	Comment: Please confirm whether all commodity futures used to track an index for a Fund will be cash settled. If not, please clarify which contracts will not be cash settled and explain how each Fund plans to manage the investments.

Response: The Registrant confirms that all commodity futures used to track an index for a Fund will be cash settled.

20.	Comment: In the Summary of Principal Risks of Investing in the Fund – Commodity Sector Risk section, please explain the term “spot price” in plain English.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

21.	Comment: Please explain what “Authorized Participants” are.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

22.	Comment: Please clarify “certain different investment policies” in Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF’s Fund Performance section.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

23.	Comment: In the Example for Aberdeen Bloomberg Industrial Metals Strategy K-1 Free ETF, please only include data for “1 Year” and “3 Years.”

Response: The Registrant will revise the disclosure to address the Staff’s comment.

24.	Comment: With respect to Aberdeen Bloomberg Industrial Metals Strategy K-1 Free ETF, please clarify what is meant by “in the aggregate, investment characteristics and liquidity measures similar to those of the Index.” Please also describe the Fund’s index in greater detail with respect to the types of metals it offers exposure to and at what weight, including weight data as of a recent date. If the Fund is heavily skewed towards a particular metal, please note such and address in risk disclosure. Supplementally explain the liquidity profile of index constituents individually and collectively, including how the liquidity profile has changed over the life of the contract.

Response: The Registrant will revise the disclosure to address the Staff’s comment. The Index weighting methodology calculates the allocation between commodities based 2/3rds on a liquidity preference for the futures contract, and 1/3 for the underlying metal’s production volume. As of July 20, 2021, the weightings for the four contracts included in the index were as follows: 35.64% Copper, 29.22% Aluminum, 19.08% Zinc and 16.05% Nickel. The contract for copper is traded on the Commodity Exchange, Inc. (COMEX) and has average daily volume of 60,000-160,000 contracts over the last month ended July 20, 2021, with open interest of 119,000 contracts as of July 20, 2021. The contract for aluminum is traded on the London Metals Exchange (“LME”) and has average daily volume of 223,000 contracts for the month of June 2021, with open interest of 822,638 as of July 19, 2021. The contract for zinc is traded on the LME and has average daily volume of 82,950 for the month of June 2021, with open interest of 279,492 as of July 19, 2021. The contract for nickel is traded on the LME and has average daily volume of 63,052 for the month of June 2021, with open interest of 247,075 contracts as of July 19, 2021. The liquidity profile may change over the life of the contract as the contracts are issued more than a year in advance of the expiration month. However, the Fund will purchase only contracts within 3 months of expiration, avoiding those further out that generally have lower liquidity. The liquidity generally rises as the expiration month approaches. The liquidity profile of the Index constituents collectively can be seen using the weighting of the Index below for a $10,000,000 purchase.

25.	Comment: Please remove “with simulated historical performance calculated back to 1991 and” under each Fund’s Principal Investment Strategies section.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

26.	Comment: Please explain how frequently each Fund’s index is rebalanced in connection with the index’s “consistent, systematic process.”

Response: The Registrant will revise the disclosure to address the Staff’s comment.

27.	Comment: In Commodity Sector Risks – Metals Sector Investment Risk, please specifically discuss the drivers of spot price movement in the specific metals in which Aberdeen Bloomberg Industrial Metals Strategy K-1 Free ETF will be invested.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

28.	Comment: Please provide a more clear and comprehensive discussion of roll yield in connection with each Fund’s strategy.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

29.	Comment: In Aberdeen Bloomberg Industrial Metals Strategy K-1 Free ETF’s Fund Performance section, please provide the required narrative pursuant to Item 4(b)(2)(ii) of Form N-1A.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

30.	Comment: Please disclose if each Fund’s investment objective may be changed without shareholder approval but with notice to shareholders.

Response: With respect to changes to each Fund’s investment objective, the following statement appears in the section titled “Additional Information about the Funds — Additional Investment Objective Information” in the Prospectus: “Each Fund’s investment objective is a non-fundamental policy. Non-fundamental investment objectives and policies may be changed by the Board of Trustees (the ‘Board’) of Aberdeen Standard Investments ETFs (the ‘Trust’), of which each Fund is a series, without shareholder approval.” The Registrant does not assume any specific additional obligations with respect to communications or notifications to shareholders following such a change. In practice, the Registrant has typically supplemented its registration statements in advance of the effectiveness of investment objective changes affecting the series of the Registrant with investment objectives that are non-fundamental.

31.	Comment: Please revise the first paragraph under Additional Information About Each Fund’s Investment Strategy in plain English.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

32.	Comment: Please consider including the explanation of “K-1 Free” in each Fund’s summary prospectus.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

33.	Comment: Please disclose that each investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. For purposes of complying with Section 15(c), the reviews of the fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Investment Advisory Agreement between each Subsidiary and the Advisor (the “CFC Advisory Agreement”) is not intended to and does not comply with Section 15 of the 1940 Act. No Subsidiary is registered under the 1940 Act and, therefore, no Subsidiary is subject to the provisions of the 1940 Act. Accordingly, the Registrant respectfully declines to disclose that the CFC Advisory Agreement complies with Section 15.

Nonetheless, the CFC Advisory Agreement does bear several similarities to an investment advisory agreement between an investment adviser and a registered investment company that complies with Section 15. The CFC Advisory Agreement: (i) is a written contract; (ii) precisely describes all compensation to be paid thereunder; (iii) provides, in substance, that it may be terminated at any time by either the Advisor or a Subsidiary on thirty days’ written notice from the terminating party; and (iv) provides that it is not assignable by either party without the prior consent of the other.

The CFC Advisory Agreement differs from an investment advisory agreement that complies with Section 15 in that: (i) it is not approved by the vote of a majority of the outstanding voting securities of the Subsidiary; (ii) its continuance is not subject to annual approval by the board of directors of the Subsidiary or by a vote of a majority of the outstanding voting securities of the Subsidiary; and (iii) it is approved initially by the vote of a majority of the directors of the Subsidiary via unanimous written consent rather than in person at a meeting called for the purpose of voting on such approval.

In addition to the fact that the CFC Advisory Agreement is similar to an advisory agreement that complies with Section 15, we believe the relationship between the Advisor, Fund and Subsidiary gives rise to added protections that ensure that the Fund is not inadvertently harmed by potential conflicts of interest that may arise. Foremost, each Subsidiary is wholly owned by its respective Fund and each Subsidiary’s interests cannot be held by any other person or fund. Thus, the Subsidiary would not exist but for its respective Fund’s investment in the Subsidiary. As a result, each Fund effectively controls its Subsidiary. In addition, the Fund’s Board of Trustees is responsible for approving and overseeing a Fund’s investment in its Subsidiary. Also, each Subsidiary and its respective Fund are each advised by the Advisor, which is beneficial for two primary reasons. First, it ensures that the Funds’ and the Advisor’s interests are aligned because the Advisor is accountable for the performance of each Fund and its Subsidiary. In other words, a Fund’s performance is dependent, in part, on the performance of its Subsidiary and the Advisor’s asset-based compensation is dependent on the performance of both the Fund and its Subsidiary. Second, during the annual review of each Fund’s advisory agreement with the Advisor, the Fund’s Board of Trustees evaluates the Advisor and, on a consolidated basis, the services the Advisor provides to each Fund and its Subsidiary consistent with the requirements of Section 15 and the Board’s fiduciary duties in its capacity as investment adviser to the Fund.

We will file each CFC Advisory Agreement between the Subsidiary and the Advisor as an exhibit to the registration statement.

34.	Comment: Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

Response: The Registrant confirms that each Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). However, because the Subsidiary is not registered under the 1940 Act and, therefore, is not subject to the provisions of the 1940 Act, the Registrant respectfully declines to include the requested disclosure in the Funds’ Prospectus. The custodian for each Subsidiary is State Street Bank and Trust Company.

35.	Comment: Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

Response: The Registrant confirms that the principal investment strategies and principal risk disclosures of each Fund reflect the aggregate operations of the Fund and its Subsidiary. In addition, risks related to the Subsidiary are disclosed under the “Subsidiary Investment Risk” disclosure, among other risk factors.

36.	Comment: Please supplementally confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: Confirmed.

37.	Comment: Please supplementally confirm that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: Confirmed.

38.	Comment: Please disclose if foreign investing is a principal investment strategy of a Fund in the Fund’s summary and provide appropriate risk disclosure.

Response: Foreign investing is not a principal investment strategy of the Funds.

39.	Comment: Under Index Tracking Risk, please clarify in plain English what is meant by “especially when rebalancing the Fund’s securities holdings to reflect changes in the composition of the Index.”

Response: The Registrant will revise the disclosure to address the Staff’s comment.

40.	Comment: The Staff notes that Index Tracking Risk states that “a Fund may be delayed in purchasing or selling securities included in the Index.” Please disclose this in each Fund’s summary.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

41.	Comment: Please disclose if depositary receipts are a principal risk of a Fund, please disclose so in the Fund’s summary.

Response: Depositary receipts are not a principal risk of the Funds.

42.	Comment: Consider including the following in the summary Index Tracking Risk: “Index tracking risk may be heightened during times of increased market volatility or other unusual market conditions.”

Response: The Registrant will revise the disclosure to address the Staff’s comment.

SAI

43.	Comment: The Staff notes that the first sentence of Investment Strategies and Risks uses the terms “passive” and “approximate.” Please reconcile these terms.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

44.	Comment: Please state what the vote requirement for a majority of the Fund’s outstanding voting securities as defined under the 1940 Act.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

45.	Comment: Please confirm whether anything has changed with respect to each Fund’s fundamental investment policy regarding concentration.

Response: The Registrant confirms that nothing has changed with respect to each Fund’s fundamental investment policy regarding concentration.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (617) 728-7127. Thank you.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron